UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

MicroAlgo Inc.

(Name of Issuer)

Ordinary shares

(Title of Class of Securities)

G6077Y103

(CUSIP Number)

Guosheng Holdings Limited.

1703, west block, Shun Tak Centre, 168-200 Connaught Road Central,

Central and Western District, Hong Kong

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6077Y103
1	Name of Reporting Person Guosheng Holdings Limited.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Place of Organization British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 3,960,396
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,960,396
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,960,396(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9%(2)
14	Type of Reporting Person CO

(1)	As discussed in further detail under items 3, 4 and 5 of this Schedule 13D, on December 9, 2022, MicroAlgo Inc. consummated its Business Combination (defined in Item 4 below) involving VIYI Algorithm Inc. (“VIYI”) and other entities incorporated for the purpose of the Business Combination. Guosheng was a shareholder of the VIYI prior to the consummation of the Business Combination. The reported securities were received by Guosheng on December 28, 2022, as consideration in connection to the consummation of the Business Combination.

(2)	The percentage ownership interest is determined based on 43,856,706 ordinary shares of the Issuer (including the 39,603,961 ordinary shares issued to VIYI shareholders (the “Consideration Shares”) and the 214,000 ordinary shares issued to Joyous JD Limited on December 28, 2022) in connection with the consummation of the Business Combination on December 9, 2022.

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of ordinary shares, par value $0.001 per share (the “ordinary shares”), of MicroAlgo Inc., a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at Unit 507, Building C, Taoyuan Street Long Jing High and New Technology Jingu Pioneer Park Nanshan District, Shenzhen, P.R. China.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Guosheng Holdings Limited., a British Virgin Islands company (the “Reporting Person”). Guosheng is a privately-owned entity. Mr. Long Zhang is the sole director and executive officer of Guosheng.

(b) The business address of the Reporting Person and Mr. Long Zhang is 1703, west block, Shun Tak Centre, 168-200 Connaught Road Central, Central and Western District, Hong Kong.

(c) The principal business of Guosheng is in the venture capital investment business. The principal occupation of Mr. Long Zhang is managing the business of Guosheng.

(d) During the last five years, neither the Reporting Person or Mr. Long Zhang has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither the Reporting Person or Mr. Long Zhang has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The place of organization of the Reporting Person is the British Virgin Islands. Mr. Long Zhang is a citizen of the P. R. China.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person acquired the securities of the Issuer on December 28, 2022 as consideration in connection with the Business Combination involving VIYI and other entities incorporated for the purpose of the Business Combination. Item 4 below provides a general overview of the Business Combination and summarizes the certain provisions of the Business Combination Agreement (as defined below) and other relevant transaction documents that pertain to the securities acquired by the Reporting Person.

Item 4.	Purpose of Transaction.

Business Combination

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

On June 10, 2021, Venus Acquisition Corporation (“Venus”), Venus Acquisition Merger Subsidiary Inc. (“Merger Sub”), VIYI, and WiMi Hologram Cloud Inc. entered into a Business Combination and Merger Agreement (as amended) (the “Business Combination Agreement” or the “Agreement”). Pursuant to the Agreement and on December 9, 2022, VIYI merged with Merger Sub and continued subsisting as the surviving company and a wholly-owned subsidiary of Venus to continue its business operations (the “Business Combination”).

After the consummation of the Business Combination, Venus changed its name to “MicroAlgo Inc.”, the name of the Issuer. Additional information concerning the Business Combination can be found in the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 16, 2022.

On December 28, 2022, the Issuer issued 3,960,396 shares of ordinary shares as consideration to Guosheng in exchange for the cancellation by Guosheng of all of the issued and outstanding limited liability company interests of VIYI owned by Guosheng.

Registration Rights Agreement

In connection with the Business Combination, Venus and VIYI’s shareholders (including the Reporting Person) entered into a Registration Rights Agreement on June 10, 2021 (“Registration Rights Agreement”), to provide for the registration under the Securities Act of 1933 of the Consideration Shares with respect to the ordinary shares issued to VIYI shareholders in connection with the Business Combination. In addition, pursuant to the terms of the Registration Rights Agreement and subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Rights Holders (as defined in the Registration Rights Agreement) may demand at any time or from time to time, that the Issuer file a registration statement on Form S-1 or Form S-3 to register certain ordinary shares held by such Rights Holders. The Registration Rights Agreement also provides the Rights Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Lock-Up Agreement

In connection with the closing of the Business Combination, the Company entered into Lock-Up Agreements with each VIYI shareholder (including the Reporting Person) which provides in pertinent part that all shares held by the parties to the lock-up agreements will be subject to restrictions of sale, transfer or assignment as follows: (A) 50% of the shares until the earlier of (i) six (6) months after the date of the consummation of the Business Combination or (ii) the date on which the closing price of the ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Business Combination; and (B) the remaining 50% of the shares may not be transferred, assigned or sold until six months after the date of the consummation of the Business Combination.

Of the total Consideration Shares issued in the Business Combination to the VIYI shareholders, 2,500,000 ordinary shares will be free of any lock-up restrictions.

After the consummation of the Business Combination, the board of directors and management of the Issuer comprised of the following individuals: (1) Jie Zhao, Chairman of the Board of Directors, (2) Min Shu, Chief Executive Officer (3) Li He, Chief Financial Officer, (4) Shiwen Liu, Chief Operating Officers, (5) Chengwei Yi, Chief Technology Officer, (6) Shan Cui, Haixia Zhao, and Wengang Kang as independent directors of the Issuer. Prior to the Business Combination, the board of directors and management of the Issuer was comprised of the following individuals: (1) Yanming Liu, Chairman of the Board of Directors and Chief Executive Officer, (2) River Chi, Chief Financial Officers, (3) Yu Chen, Guojian Chen and Shan Cui as independent directors of the Issuer.

In connection with the consummation of the Business Combination, the Issuer adopted an Amended and Restated Articles of Incorporation in accordance with the Business Combination Agreement.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the consummation of the Business Combination and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the Registration Rights Agreement, the Reporting Person may acquire additional securities of the Issuer, or retain or sell or otherwise dispose of all or a portion of the securities then held, in the open market or in privately negotiated transactions or otherwise. In addition, the Reporting Person may engage in discussions with management, the Board and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the ordinary shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that the Reporting Person will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and shareholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a)	As reported in the cover page of this Schedule 13D, Guosheng owns 3,960,396 ordinary shares of the Issuer, representing 9% of such outstanding shares of ordinary shares.

(b)	Guosheng has sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of all of the ordinary shares it beneficially owns.

(c)	Except as described in Item 4 of this Schedule 13D, the Reporting Person has not engaged in any transactions in the ordinary shares in the past sixty days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of ordinary shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Business Combination Agreement, Registration Rights Agreement and the Lock-Up Agreement, and is incorporated herein by reference. A copy of each of these agreements in form is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description
1	Merger Agreement dated as of June 10, 2021 by and among VIYI Algorithm Inc., Venus Acquisition Corporation, Venus Merger Sub Corp. and WiMi Hologram Cloud Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities & Exchange Commission on June 14, 2021).

2	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 of the Issuer’s Current Report on Form 8-K filed on December 16, 2022)

3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 16, 2022).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2023

Guosheng Holdings Limited.

By:	/s/ Long Zhang
Name:	Long Zhang
Title:	Director